EXHIBIT 99.1

Foremost Lithium Engages Benzinga to Broaden Marketing & Media Coverage

VANCOUVER, British Columbia, Sept. 27, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced that the Company has engaged Benzinga and to provide media out-reach services to include digital content, marketing and media distribution.

Jason Barnard, President and Chief Executive Officer of Foremost Lithium comments, “Following our recent listing on the Nasdaq Capital Market, we feel Benzinga offers the perfect background to broaden our market awareness reaching over 15 million unique monthly investors and averaging 30 to 40 million monthly page views. Our company is primed to capitalize on favorable electric vehicle and lithium resource market dynamics, with a unique commercialization opportunity reflecting key strategic competitive advantages including properties located along the ‘NAFTA Superhighway’. Benzinga’s an industry leader and this is an ideal environment to elevate Foremost’s brand, as well as amplify our story across the media landscape.”

Benzinga (address: 1 Campus Martius, Suite 200, Detroit, MI 48226; email: info@benzinga.com; phone: 1-877-440-9464) is a full-service news and media company with three main areas of expertise: real-time news, actionable trading ideas and insightful commentary. Benzinga offers coverage of all aspects of the financial market including corporate, economic and political content. With strong connections in and around the market, Benzinga provides high quality and relevant news for the real-time environment.

Benzinga will write articles as well as create custom videos for Foremost Lithium. The articles and videos will be published with premium placement on Benzinga.com, distributed through their extended network and social media feeds. Foremost will also exclusively sponsor newsletters, with lead captures, and have custom-placed banner ads placed throughout Bengzinga.com. Benzinga has been retained for a 12-month term, effective September 19, 2023, and will be paid a monthly fee of $8,167 USD plus applicable taxes.

About Foremost Lithium
Foremost Lithium is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements
This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business. The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Michael Kim or Brooks Hamilton
MZ North America
+1 (737) 289-0835
FMST@mzgroup.us